UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Section 13

and 15(d) of the Securities Exchange Act of 1934

ETHYL CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	1-5112	54-0118820
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

330 South Fourth Street, Richmond, Virginia 23219, (804) 788-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $1.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Effective as of June 18, 2004, Ethyl Merger Sub, Inc. (“Merger Sub”), a Virginia corporation and wholly-owned subsidiary of NewMarket Corporation (“Parent”), a Virginia corporation, merged (the “Merger”) with and into Ethyl Corporation (“Ethyl”), a Virginia corporation, with Ethyl as the surviving corporation in the Merger. At the effective time of the Merger, each outstanding share of common stock, par value $1.00 per share, of Ethyl was automatically converted into one share of common stock, without par value, of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Ethyl Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 15, 2004	ETHYL CORPORATION

/s/ Russell L. Gottwald, Jr.
Russell L. Gottwald, Jr.
President